Exhibit 4.19

Ref

CONFIDENTIAL

Zastron Electronic (Shenzhen) Co Ltd

Gusu Industrial Estate,

Xixiang, Baoan

Shenzhen, P.R.C

13 January 2012

Attn:	Mr. M. K. Koo

Dear Sir,

BANKING FACILITIES(S/N:11110)

We refer to our facility letters dated 21 July 2011 and 16 November 2011 (the “Facility Letters”) and are pleased to advise that the Facility Letters shall be amended as follows:

Borrower or Customer:	Zastron Electronic (Shenzhen) Co Ltd

The Borrower and Wuxi Zastron Precision-Flex Co., Ltd may request utilization of the facilities below and shall be jointly and severally liable any utilization by other Borrowers.

Lender:	HSBC Bank (China) Company Limited, Shenzhen Branch

Facility/ Amount:	Replaced by:

Tranche I

Combined uncommitted revolving facilities comprising of the following for an amount up to USD50,000,000.- applicable to the Borrower and Wuxi Zastron Precision-Flex Co., Ltd:

(1) Import Facilities up to USD50,000,000.- (Working Capital Loan)

(2) Import Facilities up to USD50,000,000.- (Fixed Asset Loan)

The total outstanding of Tranche 1 at any time shall not exceed USD50,000,000.- in aggregate, and the outstanding of Tranche I for the borrower and Tranche I for Wuxi Zastron Precision-Flex Co., Ltd at any time shall not exceed USD50,000,000.- in aggregate.

Tranche II

Line for Treasury Products up to USD2,500,000.-

The outstanding of Tranche II for the borrower and Tranche II for Wuxi Zastron Precision-Flex Co., Ltd at any time shall not exceed USD2,500,000.- in aggregate.

Security:	Replaced by:

As security, we shall have:

1) A Corporate Guarantee for RMB370,000,000.- from Namtai Investment(Shenzhen) Co Ltd (“Guarantor”) to both the borrower and Wuxi Zastron Precision-Flex Co., Ltd

2) A Cross Guarantee for RMB370,000,000.- between the borrower and Wuxi Zastron Precision-Flex Co., Ltd.

The above guarantees also secure the facility granted to Wuxi Zastron Precision-Flex Co., Ltd in the Facility Offer Letter dated 13 January 2012.

For the purpose of the security above, this Facility Letter shall be regarded as the continuity of the facility letter it renews and all outstanding indebtedness under such facility letter is covered by the above security.

Schedule of Facilities for “Sub-limit (1)-Import Facilities” shall be replaced by:

SCHEDULE OF FACILITIES

Import Facilities (working capital loan)

Purpose

To facilitate your documentary credit issuance

To finance your working capital requirement, including purchase of raw materials and other goods.

Utilization:

1.	Documentary Credit Issuance up to USD50,000,000.-

Each Documentary Credit shall have a validity period of not longer than 3 months (or such period acceptable to us); and

Each Documentary Credit may be issued for payment at sight or usance of up to 90 days (or such period acceptable to us).

2.	Loan Against Import (“LAI”) up to USD50,000,000.- to finance funding under the Documentary Credit (Maximum Tenor 90 days)

3.	Goods under your control and/or Trust Receipts up to USD50,000,000. (Maximum Tenor 90 days)

Drawdown shall be against copies of invoices / Sales contracts / Purchase order, and/or other trading documents may be required by the Bank from time to time.

Application/request for use of each of the above facilities should be provided to the Bank in form and substance satisfactory to the Bank. Such application/request once accepted by the Bank shall constitute a part of agreement for the respective facility together with this Facility Letter. In case of any conflict between such application/request and this Facility Letter for any specific deal, the stipulations in the application/request shall prevail.

Interest

Foreign Currency Loan

Interest shall accrue on each Import loan at a rate equal to 0.55% per annum over LIBOR/ SIBOR/ HIBOR of Foreign Currency for 1, 2 or 3 month or any other period as may be determined by the Lender and the principal and all accrued interests shall be paid on the maturity date of each drawing to the debit of your account with us.

Commission

Documentary Credits opening commission

For each validity of 90 days or part thereof to be charged as below with minimum charge of USD24.- and payable in full at the time of issuance of all Documentary Credits:

-	For DC amount below USD100,000.- or its equivalent: 0.10%

-	For DC amount between USD100,000.- (USD100,000.- inclusive) and USD250,000.- or its equivalent: 0.08%

-	For DC amount between USD250,000.- (USD250,000.- inclusive) and USD400,000,- or its equivalent: 0.06%

-	For DC amount above USD400,000.- (USD400,000.- inclusive) or its equivalent: 0.04%

Export Documentary Credits/Non- Documentary Credits Bill Handling Commission

-	First USD75,000.- (USD75,000.- inclusive) or equivalent: 0.125%

-	Between USD75,000.- and USD300,000.- (USD300,000.- inclusive) or equivalent: 0.0625%

-	Balance in excess of USD300,000.- or equivalent: 0.03125% with minimum amount of USD35.-.

Commission in lieu of exchange

Waived

Other Fees and Commission: as per prevailing Tariff of Accounts and Services for Corporate Customers issued by the Bank.

Default Interest

Foreign Currency LAI

Default interest will be charged for overdue amount as a rate equal to 3% per annum over the stipulated interest rate and payable upon demand by the Bank.

Prepayment

Unless otherwise agreed by the Bank, no prepayment is allowed under Import Loan.

Schedule of Facilities for “Sub-limit (2)-Import Facilities” shall be replaced by:

SCHEDULE OF FACILITIES

Import Facilities (fixed asset loan)

Purpose

To facilitate your documentary credit issuance

To finance your following fixed asset investment requirement: machinery purchase.

Utilization

1.	Documentary Credit Issuance up to USD50,000,000.-

Each Documentary Credit shall have a validity period of not longer than 7 months (or such period acceptable to us); and

Each Documentary Credit may be issued for payment at sight or usance of up to 270 days (or such period acceptable to us).

2.	Loan Against Import (“LAI”) up to USD50,000,000.- to finance funding under the Documentary Credit (Maximum Tenor 90 days)

3.	Goods under your control and/or Trust Receipts up to USD50,000,000. (Maximum Tenor 90 days)

Drawdown shall be against copies of invoices / Sales contracts / Purchase order, and/or other trading documents may be required by the Bank from time to time.

Application/request for use of each of the above facilities should be provided to the Bank in form and substance satisfactory to the Bank. Such application/request once accepted by the Bank shall constitute a part of agreement for the respective facility together with this Facility Letter. In case of any conflict between such application/request and this Facility Letter for any specific deal, the stipulations in the application/request shall prevail.

Interest

Foreign Currency Loan

Interest shall accrue on each Import loan at a rate equal to 0.55% per annum over LIBOR/ SIBOR/ HIBOR of Foreign Currency for 1, 2 or 3 month or any other period as may be determined by the Lender and the principal and all accrued interests shall be paid on the maturity date of each drawing to the debit of your account with us.

Commission

Documentary Credits opening commission

For each validity of 90 days or part thereof to be charged as below with minimum charge of USD24.- and payable in full at the time of issuance of all Documentary Credits:

-	For DC amount below USD100,000.- or its equivalent: 0.10%

-	For DC amount between USD100,000.- (USD100,000.- inclusive) and USD250,000.- or its equivalent: 0.08%

-	For DC amount between USD250,000.- (USD250,000.- inclusive) and USD400,000.- or its equivalent: 0.06%

-	For DC amount above USD400,000.- (USD400,000.- inclusive) or its equivalent: 0.04%

Export Documentary Credits/Non- Documentary Credits Bill Handling Commission

-	First USD75,000.- (USD75,000.- inclusive) or equivalent: 0.125%

-	Between USD75,000.- and USD300,000.- (USD300,000.- inclusive) or equivalent: 0.0625%

-	Balance in excess of USD300,000.- or equivalent: 0.03125% with minimum amount of USD35.-.

Commission in lieu of exchange

Waived

Other Fees and Commission: as per prevailing Tariff of Accounts and Services for Corporate Customers issued by the Bank.

Default Interest

Foreign Currency LAI

Default interest will be charged for overdue amount as a rate equal to 3% per annum over the stipulated interest rate and payable upon demand by the Bank.

Prepayment

Unless otherwise agreed by the Bank, no prepayment is allowed under Import Loan.

Schedule of Facilities for “Line for Treasury Products” shall be replaced by:

SCHEDULE OF FACILITIES

Line for Treasury Products

Line for Treasury Products:
The risk-weighted limit of the products to be traded, including but not limited to, plain vanilla foreign exchange forward/foreign exchange swap trades (“Plain Vanilla Forward/Swap Trades”) and other derivative trades (“Other Derivative Trades”, together with Plain Vanilla Forward/Swap Trades, “Trade” or “Trades”) must not exceed the limit as set out below at any time. The Bank may allocate the limit within the products below or other products as agreed to be traded between the Bank and the Customer from time to time.

Revised as below:

	Facility Limit (expressed in risk-weighted limit and represented in below currency or its equivalent in any other currency including RMB, calculated at the then prevailing spot exchange rate)	Maximum Tenor (unless prior arrangement between the parties)

	Total Limit of Line for Treasury Products not exceeding USD2,500,000.-	12 months

Products that can be traded under the Line for Treasury Products

Foreign Exchange Trades (including Plain Vanilla Forward/Swap Trades)

The aggregate amount of utilisation under the Facility will be calculated by the Bank on a risk-weighted basis using its standard risk-weighting algorithms. These will use different weightings for different products. The aggregate amount of utilisation under the Facility shall be as calculated by the Bank, such calculation to be conclusive.

Purpose and Supporting Documents:

The Customer undertakes that it shall enter into Plain Vanilla Forward/Swap Trades or Other Derivative Trades contemplated under this Facility Letter with the Bank only to cover trade related exchange exposure incurred in the normal course of business and/or other exchange exposure to the extent permitted by law (the “Purpose”), and that it shall be solely responsible for providing any documents evidencing the Purpose and any other additional information and/or supporting documents as requested by the Bank from time to time (the “Supporting Documents”) to the Bank to the latter’s satisfaction to facilitate the entry into and settlement of any Trade. For avoidance of doubt, the Bank may require any such Supporting Documents from the Customer from time to time, whether before or after the entry into or the settlement of the relevant Trade. The Bank shall have the right (but not the obligation) to rely on the Supporting Documents provided by you without further verification.

In the case of your breach of any obligation, undertaking, representation or covenant hereunder or in any other document relating to the Facility or the Trades (including, but not limited to, your failure to or delay in providing any Supporting Documents to the Bank’s satisfaction), the Bank shall have the sole discretion to close out any or all of the outstanding transactions under the Facility and the Trades and demand settlement of the balance due. Without prejudice and in addition to any general lien, right of set-off or other right which the Bank may have on any account whatsoever, the Customer agrees that the Bank may at any time and without prior notice apply any monies held in any currency to the credit of any account or any other account in the name of the Customer against any settlement amount that the Customer owes to the Bank. If as a result of such settlement, there are payables to you, the Bank shall have the right to retain for its own account such payables without the need to making such payments to you.

Worst Case Scenario Of Plain Vanilla Forward/Swap Trade:

In relation to plain vanilla forward/swap transactions, the worst case scenario refers to as follows. If on each settlement date for forward/swap transactions the spot exchange rate (represented by numbers of converted currency per one base currency) were to increase to an infinite number (in the case the Customer sells base currency and buys converted currency) or to decrease to a near-zero number (in the case the Customer sells converted currency and buys base currency), the Customer would still have to settle the transactions on the original agreed settlement rate, in which case the Customer would pay all of the notional amounts in the currency originally agreed to pay and receive the amount in the currency originally agreed to receive, and the current value represented by the amount of currency received by the Customer on such settlement date would be minimal.

Dealing Procedures:	Application

In relation to a Plain Vanilla Forward/Swap Trade (including where you request for rollover or early settlement in respect of any Plain Vanilla Forward/Swap Trade by entering into reversal transactions and new transactions with the Bank), you shall apply for and give trading instructions regarding the Plain Vanilla Forward/Swap Trade to the Bank by means of email, telephone or other method acceptable to the Bank, provided that any communication made by email, telephone or other method acceptable to the Bank shall contain information necessary for the Bank to proceed with the relevant Plain Vanilla Forward/Swap Trade, or shall be made in such other specific form as required by the Bank from time to time. In relation to forward/swap transactions, if you request for rollover in respect of any original transactions by entering into reversal transactions and new transactions with the Bank, the netting gains or losses generated after offsetting the reversal transactions against the original transactions must be settled between you and the Bank on the maturity date of the original transactions.

In relation to an Other Derivative Trade, you shall complete and submit a written application, which shall be in a form acceptable to the Bank and contain, among the others, trading details deemed necessary by the Bank and execute other documents as requested by the Bank from time to time.

Any application regarding a Trade (whether made by means of email, telephone, written application form or other method acceptable to the Bank, the “Application”) is irrevocable unless otherwise agreed by the Bank in writing and the Bank shall have the right to act on the Application without the need to give any prior written or verbal confirmation to you.

The Bank shall have the sole discretion to decide whether to reject or act on such Application.

You confirm that all the information stated in the Application and the Supporting Documents provided to the Bank from time to time are authentic, accurate and non-misleading, and can be relied on by the Bank.

If the Bank receives any Application after its cut-off time, the Bank will process that Application on the following working day.

Confirmation

You shall sign and return to the Bank the trading confirmation relating to the Trade sent by the Bank via delivery of original copy, fax, SWIFT or other method acceptable to the Bank. Any failure or delay by you in doing so will not affect the completion of the relevant Trade nor discharge your obligations under this Facility Letter or other documents relating to that Trade.

Fax / Email / Telephone:

By entering into this Facility Letter, you expressly and irrevocably agree that you will, unless otherwise requested by the Bank, (i) deal with the Bank via email, telephone or other method acceptable to the Bank in relation to the Plain Vanilla Forward/Swap Trades, and (ii) (where applicable and permitted by the Bank) confirm the trading details deemed necessary by the Bank via email, telephone or fax in relation to Other Derivative Trades, and accept the risk of equipment malfunction including paper shortages, transmission errors, omissions and distortions arising out of such communications.

You also expressly and irrevocably agree that the Bank may, to the extent permitted by applicable laws and regulations, record any telephone conversation conducted between the Bank and you, retain such records and use them in such manner as the Bank considers appropriate.

Representations:	The Customer makes the following representations to the Bank which representations will be deemed to be repeated by the Customer on each date on which a Trade contemplated hereunder is entered into:

(i)     each Trade is directly linked to the underlying assets/liabilities evidenced by the supporting documents (if any) provided by the Customer, these underlying assets/liabilities are real and authentic, and there does not exist any unsettled derivative transaction exposure linked to these underlying assets/liabilities;

(ii) the Customer enters into the Trades for the sole purpose of hedging, and not for speculation;

(iii)  the execution, delivery and performance of the relevant master agreement or any credit support agreement and the transactions thereunder do not violate or conflict with any laws, regulations, rules, circulars, any order or judgment of any court or other agency of government applicable to the Customer or any provision of the Customer’s constitutional documents and/or other internal or intra-group rules each including but not limited to any requirement on transaction type, quota, term, position limitations, liquidity, profitability, foreign exchange, hedging purpose, and/or risk management;

(iv)   the person(s) who execute(s) the relevant master agreement, instructions, confirmations and any other documents relating to the Trades have been duly authorised by the Customer in accordance with PRC law and any provision of the Customer’s constitutional documents;

(v)    the Customer has fully and completely understood the terms and risks of the Trades, the Trades are consistent with the purpose as set out in item (ii) mentioned above, and the Customer is capable to sustain the worst case scenario as described in the term sheet or other documents (if applicable) of the Trades;

Payment:	Both you and the Bank agree that if payment under any Trade remains to be payable by both you and the Bank on the same day, the Bank shall not be required to make the payment due from the Bank to you on that day until the time when the Bank has received confirmation that the Bank has received the payment due from you on that day in full at the Bank’s designated account.

The Bank shall not be liable to you for any interest, loss, expense or any other cost associated with any delayed payment by the Bank as a result of acting in accordance with the foregoing procedures provided that the Bank has acted promptly arid in good faith.

Without prejudice to any set-off right entitled to the Bank, you shall place sufficient funds in the account as designated in the Application to meet your payment obligations for the relevant Trade.

Fax / Email / Telephone Indemnity:

With respect to any Applications, instructions or confirmations sent by means of email, telephone or fax (collectively, the “Indemnified Instruments”), you agree in consideration of the Bank receiving and acting upon such Indemnified Instruments without requiring a written document bearing an actual signature or actual signatures, as follows:

(1) the records of such Indemnified Instruments kept by the Bank shall be, in the absence of manifest error, the final and conclusive evidence of such Indemnified Instruments;

(2)     the Bank shall be entitled to assume without further enquiry that any Indemnified Instrument purporting to be that of any person authorized by you, is that of such person and genuine and is binding upon you;

(3)     the Bank is hereby irrevocably and unconditionally authorised to accept and to act on any Indemnified Instruments which the Bank in its sole discretion believes emanates from you and shall not be liable to you for acting in good faith in reliance thereon;

(4)     the Bank shall not be liable for, and you hereby waive to the fullest extent permitted by law, any right which you may now or hereafter have to claim against the Bank in connection with any misunderstanding, mutilation, delay or faulty transmission of any Indemnified Instruments; and

(5)     you hereby undertake to keep the Bank indemnified at all times against, and to keep the Bank harmless from, all loss, damages, costs and expenses which may be suffered by the Bank as a result of the Bank accepting and/or acting upon any such Indemnified Instruments.

The Bank reserves the right to refuse to accept or act upon any Indemnified Instrument or any part thereof without incurring any responsibility for loss, liability or expense arising out of such refusal, if, at the Bank’s sole discretion:

(1) such Indemnified Instrument is or proves to be in conflict with any applicable laws or regulations;

(2) there is any ambiguity, incompletion or conflict in respect of such Indemnified Instrument, until the ambiguity, incompletion or conflict has been resolved to the Bank’s satisfaction; or

(3) the Bank has reasonable doubt in relation to such Indemnified Instrument’s contents, authorization, origination or compliance with the Bank’s requirements.

Other Indemnity:	Where the Bank accepts your request for (i) rollover or early settlement in respect of any Trade by entering into reversal transactions and new transactions with the Bank, or (ii) reversal of any Trade, you shall fully indemnify the Bank against any losses, damages and expenses arising from the Bank’s entering into the reversal deal and/or net settling the reversal deal against the original deal as mentioned above.

Acknowledgement:	You hereby acknowledge and undertake that, in connection with this Facility Letter and the Trades:

(1)     you are not relying and will not rely upon any advice (whether written or oral) of the other party to this Facility Letter or the Trades, other than the representations expressly set forth in this Facility Letter or the Trades;

(2)     you have made and will make your own decisions regarding the execution of this Facility Letter and the Trades based upon your own judgment and/or advice from your own professional advisers as you have deemed necessary to consult with;

(3)     you fully understand and accept the terms, conditions and risks of this Facility Letter and the Trades and are willing to assume (financially and otherwise) those risks, and you agree to the risk disclosure statements as set out in the Risk Disclosure Statement attached to this Facility Letter; and

(4) you are entering, and will enter, into this Facility Letter, the Trades and other documents as principal, and not as agent or in any other capacity, fiduciary or otherwise.

Master Agreement:	Subject to the paragraph below, any transaction entered into pursuant to this Facility Letter or any Trade shall be subject to the ISDA Master Agreement or FX Master Agreement or any other master agreement executed by and between the Bank and the Customer.

The Bank may waive temporarily the requirement to sign any master agreement with the Customer for the transactions under the facilities. In the absence of any ISDA Master Agreement or FX Master Agreement or any other master agreement executed by and between the Bank and the Customer, any Trade (together with all other documents referring to the 2002 ISDA Master Agreement (the “ISDA Form”) entered into between the Bank and the Customer) shall be governed by the ISDA Form as if the Bank and the Customer had executed an agreement in such form on the Trade Date as of the first Trade between the Bank and the Customer (but without any schedule except for the election of the laws of the PRC as the governing law, the submission of any dispute in connection with the ISDA Form to the Shanghai Sub-Commission of China International Economic and Trade Arbitration Committee by arbitration for final settlement, USD as the Termination Currency and any other elections set out in the relevant trade documentation). The foregoing provisions in this paragraph shall apply, if the parties agree to use the ISDA Form to govern the Trades even though we have executed the FX Master Agreement.

The waiver in the foregoing paragraph will not prejudice the Bank’s right to require the Customer to sign a master agreement at the time the Bank deems fit.

The definitions and provisions contained in the 1998 FX and Currency Option Definitions or the 2006 ISDA Definitions (as the case may be) shall be incorporated into the Application and/or other Trade-related documents governing such transaction.

Risk Disclosure Statement:

The Bank wishes to draw your attention to the financial risks and the market risks associated with the Trades offered by the Bank. Under certain market conditions, you may sustain gains as well as losses. In particular, the return on the Trades is dependent on the exchange rate or interest rate movements of the relevant currencies prevalent at the relevant date or during the relevant period (as the case may be). Specific market movements of such exchange rates or interest rates cannot be predicted accurately and the profit and loss in a Trade related to exchange rate or interest rate will be affected by fluctuations of such rates.

You must be prepared to accept these risks and all other risks (which can be substantial) and the Bank will not be responsible for any losses whatsoever incurred by you in respect of any Trade. You should therefore carefully consider whether such trading is suitable for you in light of your financial condition, experience and objectives.

You should also ensure that you (a) fully understand the nature of any Trade and the contractual relationship into which you are entering and the nature and extent of your exposure to risk of loss; and (b) evaluate the tax and accounting implications, the potential financial benefits and risks of any Trade.

The Bank recommends that you obtain independent legal advice before placing any Trade.

By signing this Facility Letter, you declare that you have carefully read this Risk Disclosure Statement and related documents and confirm that you have fully understood the risks inherent in or arising from the Trades. You agree that you will be fully responsible for all losses incurred by you in relation to any and all Trades.

All other terms and conditions stipulated in our Facility Letter of 21 July 2011, 16 November 2011 remain unchanged.

In all other respects, the Facility Letter shall remain in full force and effect, including our right to review those facilities, withdraw and demand for repayment at any time.

Please confirm your agreement by arranging for the duplicate of this letter to be signed and returned to the Bank at the above address on or before 11 February 2012.

We are pleased to be of continued assistance.

Yours faithfully, For and on behalf of HSBC Bank (China) Company Limited Shenzhen Branch	Accepted by Zastron Electronic (Shenzhen) Co Ltd

/s/ Frank Chau	/s/ M. K. Koo
Frank Chau Vice President Commercial Banking	Authorised Signature(s) & Company Chop & Chairman & Chief Financial Officer Date: January 13, 2012

/s/ Faye Zhou
Faye Zhou Senior Vice President, Team Head Commercial Banking